EXHIBIT  2.3

Minco Gold Corporation

(Formerly Minco Mining & Metals Corporation)

Management’s Discussion and Analysis

For the Period Ended March 31, 2007

This management’s discussion and analysis (“MD&A”), dated May 7, 2007 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the period ended March 31, 2007 and the audited consolidated financial statements and notes prepared by management for the year ended December 31, 2006. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the above mentioned audited consolidated financial statements for the year ended December 31, 2006 and the MD&A and annual information form (AIF) for the same period, which contain extensive disclosure of the history and properties of the Company, are available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Gold Corporation (“Minco Gold” – formerly Minco Mining & Metals Corporation), referred to with its subsidiaries as the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition and exploration of mineral resource properties in the People’s Republic of China. Through joint ventures with various Chinese governmental entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious metal properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Hunan, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

China has large mineral deposits and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China.

The Company’s corporate structure consists of:

•

Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”), and its interests in the Jinniusan and Longnan projects, incorporated in the People’s Republic of China; Minco Base Metals Corporation (“Minco Base Metals”), incorporated in British Columbia; and Triple Eight Mineral Corporation (“Temco”), incorporated in the British Virgin Islands.

•

Joint ventures and business combinations- the Company has contractual rights to earn into the following projects and joint ventures:

•

up to 51% of a joint venture company to be formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the “Mingzhong JV”), formerly “Mingzhong Guangdong Minco-Jinli Mining Co. Ltd, (the “Jinli JV”)  - holding company for the Changkeng Gold project;

•

up to 80% of a joint venture company formed and known as Gansu Keyin Mining Co. Ltd. (the “Keyin JV”) - holding company for the Yangshan (Anba) Gold project and White Silver Mountain project;

•

up to 75% of a joint venture company to be formed and known as Gansu Minco Mining Co., Ltd. (the “Gansu JV”) - holding company for Minco-Qinqi project (formerly West Extension of Yangshan);

•

up to 75% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the “Damo JV”) - holding company for the Gobi Gold project; and

•

up to 75% of a joint venture company formed and known as Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV”) - holding company for the BYC Gold project.

•

Equity interests – 45.3% equity interest in Minco Silver Corporation (“Minco Silver”).

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2006 1st quarter average	6.978	0.866
March 31, 2006	6.884	0.857
2006 average	7.040	0.882
December 31, 2006	6.708	0.858
2007 1st quarter average	6.634	0.854
March 31, 2007	6.547	0.865

Company’s Operations

The following is a discussion of the current plans for the properties and projects that Minco Gold holds directly and through its subsidiaries. Please refer to the AIF and MD&A for the year ended December 31, 2006, available on SEDAR and accessible at www.sedar.com, for historical information on these properties.

Minco Gold

Changkeng Gold Project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract, Minco Gold and its partners will form the Jinli JV, a Sino-Foreign joint venture with a total investment of 100 million RMB (approximately $14.9 million), to explore and develop the Changkeng gold deposit. To earn a 51% equity interest in the Jinli JV, Minco Gold must contribute 51 million RMB (approximately $7.6 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Jinli JV is to acquire the Changkeng exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau. The value of the exploration permit has been appraised at 33 million RMB (approximately $4.85 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the issuance of the Changkeng exploration permit.  The remaining 67 million RMB committed by the partners to the Jinli JV will be used for project exploration and feasibility studies on the mine property.

In November 2006, the JV partners of Changkeng reached an agreement to change the name of the JV from Guangdong Minco-Jinli Mining Co. Ltd to Guangdong Ming-Zhong Mining Corporation (the “Ming-Zhong JV”). All the Ming-Zhong JV terms will remain the same as the original JV agreement. The application to rename the JV has been approved by the Guangdong government.

A drilling program completed late in 2004, consisting of eight drill holes, confirmed results of both the previous Chinese drilling and also the continuity of the No.1 zone towards the east and south. A proposal for a drilling program was presented to the joint venture partners in January 2006. This program consists of systematic infill drilling, which it is expected will allow up-grading of resources to the CIM “indicated” category.  The drilling program will also include holes to test for extensions of known mineralization.

The original Changkeng exploration permit, which expired in September 2006, has been renewed until September 10, 2008, and is presently held by the No. 757 Exploration Team. The Company is in the process of obtaining all the required government approvals on the Ming-Zhong JV, so that the exploration permit can be transferred to the Ming-Zhong JV. As this may take several months, phase one drilling program at Changkeng only meets the minimum expenditure required by the Chinese Government in order to maintain the validity of the exploration license.

In 2006, the implementation of the proposed comprehensive exploration program was delayed because the government approval procedures for the Ming-Zhong JV had not been finalized in time as expected. Instead of the proposed 10,000m drilling program, Minco Gold and its JV partners drilled two holes, ZK0103 and ZK0807, to meet the minimum expenditure requirement at Changkeng.  The results generally confirm the previous results.

Exploration plan for 2007

With the completion of all government approvals, an extensive exploration program has been planned to delineate the mineralization. At Changkeng, approximately 10,000 metres of infill drilling is planned to upgrade the current inferred resources to the measured and indicated categories. Geotechnical, environmental, and mining plant studies are also proposed. A pre-feasibility study will then be initiated.

The application to transfer the title of Changkeng from No. 757 Exploration Team to the Ming-Zhong JV or Minco China is still going through various government approvals. Full implementation of the proposed exploration program will depend on how soon the approval will be finalized.

Yangshan (Anba) Gold Project

The Company does not consider the Anba gold property to be a material property and does not intend to undertake any exploration expenditures on the property at the current time.

Minco-Qinqi Project (formerly West Extension of Yangshan)

Minco Gold signed a definitive joint venture contract in October 2004 with Gansu Qinqi Mining Co. Ltd. to form the Gansu JV for the exploration and development of mineral resources on three gold properties located on the Yangshan gold belt in Gansu, China. These properties are:

•

Guanniuwan

•

Hongyangou

•

Guojiagou

The total initial investment in the joint venture is 10 million RMB (approximately $1.47 million), with 75% to be contributed by Minco Gold (approximately $1.1 million).

During 2004-2005, the Company conducted a field program consisting of soil sampling, geological mapping and trenching on the Guanniuwan and Guojiagou properties. Several good anomalies were defined on the two properties.

Gansu JV is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties.  The documents for the exploration permit transfer have been submitted. Once the exploration permit is transferred from No. 2 Exploration Institute to Gansu Qinqi Mining Co. Ltd., the Gansu JV may start the title transfer from Gansu Qinqi Mining Co. Ltd. to Ganzu JV. The Company does not intend to carry out any exploration activities on the properties until all the required approvals have been granted.

Gobi Gold Project

Minco Gold has earned a 57% interest in the Damo JV by spending approximately $1.5 million up to March 31, 2007, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.6 million).

Exploration plan for 2007

For the exploration year of 2007, a 2,000m drilling program estimated to cost approximately $225,000 has been proposed to evaluate exploration potential in areas where surface gold mineralization has been discovered in the geologically favorable terrain within the permit. The drilling program will be primarily focused on tracing the strike and dip extensions of the thick low-grade gold mineralization intersected in the previous drilling program.

BYC Gold Project

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“New Cantech”) whereby New Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The Company received 500,000 common shares in the capital stock of New Cantech and agreed to spending 12 million RMB (approximately $1.8 million) in exploration over three years.

On September 28, 2006, New Cantech notified the Company that it didn’t want to proceed further with the option, and the two parties signed a termination agreement on October 3, 2006 after New Cantech had spent approximately $780,000 on the property. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

Exploration plan for 2007

Exploration program in 2007 will consist of detailed structural mapping by an experienced structural specialist to identify structural controls on gold mineralization; Structural targets will be further tested by surface trenching.

Minco China

Gold Bull Mountain Gold Project

The Company has established a subsidiary company, Yuanling Minco for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province.  In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanlin Minco. As of March 31, 2007, the Company has paid a total of RMB 2,546,652 (approximately $358,400), which include a mining licence transfer fee of RMB 1,000,000 (approximately $143,000), an environmental protection fee of RMB 740,000 (approximately $104,000) and other related costs.

On August 5 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Jinniusan mining licensed area. The acquisition price was RMB 6,000,000 (approximately $847,000) which has been paid in full.

A business license for mineral exploration, mining and smelting was granted to Yuanling Minco by the relevant government branch of local government and it will be valid for 30 years. As of August 25, 2006. Yuanling Minco had acquired a mining permit of 0.178 km2 and an exploration permit of 16.78 km2 over the significant Gold Bull Mountain gold mineralization belt in Yuanling county, Hunan province. The mining permit was transferred to Yuanling Minco from the former state-owned Gold Bull Mountain gold mine with a payment by Yuanling Minco of RMB 1 million for the mining permit and the equipment and facilities attached to it. The exploration permit was acquired by taking over a private mining company which holds the exploration permit for the adjacent area of the Gold Bull Mountain gold mine with a cost of RMB 6 million. The current exploration and mining permits will be valid until the middle of 2009 and renewable hereafter. Yuanling Minco and its mining and exploration permits are now totally controlled by Minco Gold.

The Gold Bull Mountain property is located in Yuanling county, Hunan province and is connected to the Yuanling county town by 40km paved road and 30km gravel road. The topography is characterized with northeast trending low rolling hills from 92 to 232m above sea level with a height difference from 100 to 140 meters. Water and power supply is sufficient for future mine production and exploration in the area.

The Gold Bull Mountain gold mineralization belt is located at the northeast section of the Xuefeng (Snow Mountain) metallogenic belt which hosts the most important gold and antimony deposits in the west and southwest Hunan province. The northeast trending Gold Bull Mountain gold mineralization belt is about 6 kilometers to the northwest direction of the large-sized Xiangxi Gold-Antimony-Tunston mine which occurs in a parallel mineralization zone.

Exploration Programs in 2006

Since August 2006, Minco Gold geologists have carried out a comprehensive investigation program consisted of underground surveying, mapping and sampling of accessible portions of the mine on the mining permit and a reconnaissance investigation over the exploration permit. Investigation was focused on Zone II and four major veins within the central section have been identified. The total strike length of the recognizable major vein zone is about 350m within the area of the mining permit. The average grade of the 71 channel samples is 9.87g/t with an average thickness of 0.7m.

Exploration plan for 2007

The major objective of exploration activities in 2007 is to further delineate and expand gold resource within the Gold Bull Mountain mining permit and to evaluate exploration potential within the exploration permit. Exploration programs consist of:

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Underground development and 80mX50m grid drilling to delineate the mineable gold reserve from level 150m to level -100m within the mining permit;

•

Sketch mapping program over the Gold Bull Mountain exploration permit, investigating and sampling all the available mine openings, trenches, and prospect pits; rehabilitating the most interesting mine workings; trenching over the geologically favorable sections identified in the mapping program.

Drilling and underground development programs were initiated in early January 2007. Three drill rigs are in operation at the GBM camp.

Gansu Longnan Properties

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: including six exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

Yejiaba: including four exploration permits adjacent to Guojiagou exploration permit; potential for gold and antimony.

Xicheng East: including three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc. All these thirteen exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

In August 2005, the Company initiated a semi-regional stream sediment geochemical survey within the six Yangshan permits, four Yejiaba (previously called Guojiagou) permits, and three Xicheng East permits.  The survey covered approximately 913 km2 and involved collection of 3,036 stream sediment samples from active drainages at a density of approximately 3 to 4 samples per km2.  Fractions from -20 to +60 mesh of each sample were prepared at the field camp and all the prepared samples were sent to the Central Laboratory at the Institute of Geophysical and Geochemical Exploration in Langfang for analysis of Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W , Mo, Ba and Hg. All of the assay data of the samples were received in middle January 2006. Minco geologists have completed data compilation and prepared an exploration proposal for the coming field season. 20 geochemical Au, As, Sb and Ag anomalies were delineated in the famous Yangshan gold trend, 12 geochemical anomalies in Yejiaba area and 11 anomalies in the Xicheng East area. Among these the 10 most significant anomalies characterized with high overlapped and continuous Au, As, Sb values have been identified at the geologically favorable terrains in the Yangshan, Xicheng East and Yejiaba permits. Exploration programs in 2006 focused on following up these most significant anomalies by infill sampling, sketch mapping, and trenching.

Reconnaissance investigation over the semi-regional geochemical anomalies was initiated in late March 2006 and significant mineral occurrences of gold, silver, antimony, lead and zinc have been discovered during the preliminary follow-up. Current exploration activities at Longnan region have been mainly focused on sketch mapping, grid and infill soil sampling and trenching in and around the discovered mineral occurrences.

Exploration program in 2006:

Up to middle December, 2006, three phases of exploration programs were completed in the Longnan project area.

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Phase I Program:

Ten of the most significant multi-element anomalies in the favourable geological terrains were selected for a reconnaissance follow up by Minco geologists from late March to early May as Phase I program in 2006. The Phase-I program was focused on the reconnaissance investigation of the availability of favourable geology and the repeatability of the geochemical anomalies at the selected major semi-regional geochemical anomalies sparsely distributed over the 1100 km2 project area. Field work at this stage has included sketch mapping and sampling along traverse lines across the selected anomalous areas and infill sampling along selected anomalous drainages. Significant evidence of gold, silver, antimony, lead and zinc mineralization has been discovered in all the three sub-project areas.

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Phase II Program:

The Phase II program at Longnan project area was initiated in early June 2006 on the basis of the results and discoveries from the Phase I program. The Phase II program has been focused in the Yangshan sub-project area, including (1) sketch mapping at the 12 km2 Yuezhao area where a gold occurrences was discovered in Phase I program, (2) soil sampling along drainage at the 42 km2 Yangshanli area where the largest and strongest Au, As and Sb anomalies were delineated with  stream sediment sampling, and (3) reconnaissance investigation of the unchecked geochemical anomalies located in geologically favourable terrains in the Yangshan sub-project area. It has been discovered that gold mineralization at an abandoned tiny pit at the Yuezhao gold occurrence is more than 10 meters in width and contains 1 to 7.3g/t Au. The mineralization zone can be traced for about 1000 meters along strike in the Yuezhao area. Peak values of 0.1 to 0.7g/t Au were detected in quite a few soil samples in the Yangshanli survey area.

•

Phase III Program:

The Phase III program was organised in the middle September 2006 and included (1)110 km2 drainage soil sampling at density of about 50 samples per square kilometres in the Yangshan, Yejiaba and Xicheng East sub-project areas, (2) 24km2 grid soil sampling at density of 125 samples per square kilometre and sketch mapping over major geochemical gold anomalies in the Yejiaba and Xicheng East sub-project areas, (3) detailed mapping, trenching and sampling at the Yuezhao gold occurrence and the Yangshanli multi-element geochemical anomaly at the Yangshan sub-project area.

Two ore bodies, ZT-1 of 840m in length and ZT-2 of 400m in length, have been delineated by surface trenching over the south zone at the south mineralization zone of the Yuezhao occurrence. Intersections of gold mineralization in trenches vary from 1.4g/t to 10.6g/t Au in grade and from 0.89m to 7.13m in width.

Nine composite Au-As-Sb-Ag anomalies have been delineated in the Yangshanli area and peak values from 0.1 to 0.8g/t Au have been detected in soil samples in most of these soil anomalies. Five alteration and mineralization zones characterized with structural breccia, chloritization, silification, pyritization and limonitization and anomalous gold from 0.1 to 0.65g/t Au in silty phyllite and phyllite within the delineated gold anomalies. Preliminary following up for the area where peak value of 0.8g/t Au was detected in soil has defined an alteration zone of 400m in length and more than 10 meters in width. A gold mineralization zone of 200m in length and 1 to 2m in width with grade from 1 to 3g/t Au was further delineated within the alteration zone.

In the Chachashi area of the Xicheng East sub-project area, a significant anomalous zone of 1000m in length and 400m in width was contoured with a threshold of 0.5g/t Ag in soil samples at the contact zone between granite intrusion and Proterozoic metamorphosed siltstone and sandstone.  12 soil samples within the anomaly contain 5 to 15g/t Ag and 0.1% Pb and Zn.

In the Chachashi area of the Xicheng East sub-project area, two significant anomalous zones of 1000m in length and 400m in width was contoured with a threshold of 0.5g/t Ag in soil samples at the contact zone between granite intrusion and Proterozoic metamorphosed siltstone and sandstone.  12 soil samples within the anomalies contain 5 to 15g/t Ag and 0.1% Pb and Zn.

Exploration plan for 2007

An aggressive trenching and drilling program has been proposed over the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area in 2007. Following up for the significant stream sediment anomalies will also be continued over all the three sub-project areas.

Minco Base Metals

Corporate Overview

Minco Base Metals was formed in 2004 to hold and develop the Company’s base metal projects. To date, the necessary transfers have not been made, but it is intended that Minco Gold’s interest in the White Silver Mountain project will be transferred into Minco Base Metals along with any other base metal assets that the Company acquires.

White Silver Mountain

The Gansu Keyin Mining Co. Ltd. is the operator of the White Silver Mountain project, which will be assigned to Minco Base Metals. Minco Gold has a 63% earned interest in the White Silver Mountain project. The Xiaotieshan mine, owned by the Baiyin Nonferrous Metals Company is currently producing from the upper portion of the deposit. The entire mining and processing infrastructure is in place and, therefore, the Company will not require extensive capital expenditures and incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits. The White Silver Mountain project is fully-licensed.  Minco Gold can earn up to an 80% interest in the White Silver Mountain project by spending a further 20 million RMB (approximately $2.9 million).

At this stage, the lack of underground drilling equipment in China necessitates use of Minco’s underground drilling unit.  This unit was returned to the project site and plans have been made to complete maintenance on the drill prior to mobilization underground.

The White Silver Mountain Property is a “massive sulphide” deposit containing important values of copper, zinc and lead with gold, and silver values.

White Silver Mountain Project will be the prime asset of the Company's subsidiary Minco Base Metals Ltd., where the Company has a 63% earned interest in the depth extension of the producing massive sulfide Xiaotieshan Mine.

The project has potential for development within a short time frame. All of the mining and processing infrastructure is in place and incremental costs for development will be correspondingly low.

An Ordovician felsic volcanic sequence hosts all the known massive sulphide deposits in the Baiyinshan district, which contains three past producing mines and two producing mines. Exploration drilling completed between 1998 and 2001 intersected high grade massive sulphide ore bodies and demonstrated that massive sulphide bodies persist beneath the lower limits of the Xiaotieshan Mine. However, drilling was insufficient for calculating an inferred resource or to test for the extension of the eastern lens of massive sulphide. In 2006, an exploration program is planned to delineate the known mineralization beneath the Xiaotieshan Mine, including approximately 300 metres of underground drifting, development of four new drill stations, and 4,000 metres of drilling. A resource calculation will be conducted after the completion of the proposed drilling program. The Company is arranging with the mine operators access and development of the lower leads.

Investment in Minco Silver Corporation

The Company owns 14,000,000 common shares (representing 45.3%) of Minco Silver that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

Minco Silver’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver’s principal property is the Fuwan Property located in Guangdong Province, China.

Prior to November 17, 2006, the Company owned the majority of the shares of Minco silver and, therefore, consolidated the accounts of Minco Silver. Effective November 17, 2006, the Company commenced accounting for its investment in Minco Silver on an equity basis and as a result the following assets and liabilities were deconsolidated at that date: current assets of $5,786,000 (including cash of $6,539 and short term investments of $5,578,000); property and equipment of $80,000; current liabilities of $1,175,000 and non-controlling interest of $2,985,000.  Please refer to the AIF and MD&A of Minco Silver for the year ended December 31, 2006, available on SEDAR and accessible at www.sedar.com, for further information on Minco Silver and its properties.

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	March 31, 2007	December 31, 2006
Investment in Minco Silver Corporation on an equity basis	$ 5,889,153	$ 6,398,692

Market value of Minco Silver shares	$49,000,000	$39,200,000

As of March 31, 2007, Minco Silver had current assets of $18,947,000, property and equipment of $84,000, current liabilities of $817,000 and shareholders equity of $18,214,000. During the first three months ended March 31, 2007, Minco Silver incurred exploration costs of $445,000, administration costs of $883,000 and a loss of $1,125,000, resulting in an equity loss of $510,000 for the Company.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars or RMB, as applicable.

Exploration Costs

Gross exploration costs totaled $660,000 for the three months ended March 31, 2007 compared to $198,000 in 2006 ($373,000 including exploration on the Fuwan property). Over the three month period the Company expensed $660,000 (2006: $395,000) and recovered $NIL (2006: $78,000).

Minco Gold:	Three months ended March 31, 2007	Three months ended March 31, 2006
Gansu
• White Silver Mountain	6,974	$ 5,180
• Yangshan, Anba	549	4,209
• Minco-Qinqi (formerly Western Extension of Yangshan)	892	7,212
• Longnan	219,837	68,471
Inner Mongolia
• Gobi Gold	2,420	9,052
• BYC	6,820	77,964
Guangdong
• Chengkeng	10,958	25,838
Hunan
• Gold Bull Mountain	411,953	-
Gross exploration costs	660,403	197,926
Exploration cost recoveries	-	(77,964)
Expensed exploration costs	(660,403)	(119,962)

Exploration costs on Fuwan property in Minco Silver:

Three months ended March 31, 2006
Guangdong
• Fuwan	175,246

The increase in exploration costs is due to field work conducted on the Longnan Properties and the drilling and underground development on the Gold Bull Mountain Properties during the three months ended March 31, 2007, as discussed above. There are no costs included for the Fuwan Property as the Company has not consolidated the results of Minco Silver since November 17, 2006. Details of the expenditures incurred on the properties are as follows:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Gansu – White Silver Mountain
Consulting fees	$ -	$ 2,600
Labor costs	1,507	-
Other exploration costs	5,467	2,580
Total	$ 6,974	$ 5,180

	Three months ended March 31, 2007	Three months ended March 31, 2006
Gansu – Yangshan (Anba)
Other exploration costs	$ 549	$ 4,209
Total	$ 549	$ 4,209

	Three months ended March 31, 2007	Three months ended March 31, 2006
Gansu – Minco-Qinqi (formerly West Extension of Yangshan)
Consulting fees	$ -	$ 6,925
Labor costs	-	287
Other exploration costs	892	-
Total	$ 892	$ 7,212

	Three months ended March 31, 2007	Three months ended March 31, 2006
Gansu – Longnan
Consulting fees	$ 22,217	$ 11,290
Geology and geochemistry	145,200	43,110
Labor costs	35,000	6,592
Other exploration costs	17,420	13,907
Total	$ 219,837	$ 74,899

	Three months ended March 31, 2007	Three months ended March 31, 2006
Inner Mongolia – Gobi Gold
Consulting fees	$ 458	$ -
Other exploration costs	1,962	2,624
Total	$ 2,420	$ 2,624

	Three months ended March 31, 2007	Three months ended March 31, 2006
Inner Mongolia – BYC
Consulting fees	$ 458	$ -
Geology and drilling	-	77,964
Labor costs	3,696
Other exploration costs	2,666	-
Exploration costs recoveries	-	(77,964)
Total	$ 6,820	$ -

	Three months ended March 31, 2007	Three months ended March 31, 2006
Guangdong – Changkeng
Consulting fees	$ 6,563	$ 5,201
Drilling and geology	-	13,513
Other exploration costs	4,395	7,124
Total	$ 10,958	$ 25,838

	Three months ended March 31, 2007	Three months ended March 31, 2006
Hunan- Gold Bull Mountain
Consulting fees	$ 14,996	$ -
Drilling and geology	390,492	-
Labor costs	6,434
Other exploration costs	31	-
Total	$ 411,953	$ -

	Three months ended March 31, 2007	Three months ended March 31, 2006
Guangdong – Fuwan
Consulting fees	$ -	$ 29,647
Drilling and geology	-	119,338
Labor costs	-	12,369
Other exploration costs	-	13,892
Total	$ -	$ 175,246

Administrative Expenses

Prior to November 17, 2006, the Company owned the majority of the shares of Minco Silver and consolidated the results of Minco Silver with the Company’s. Since that date the Company has accounted for the investment on an equity basis. The table below presents the Statement of Operations for the Company for the three months ended March 31, 2007 and 2006, as reported and on an equity basis, to provide a more meaningful comparison of results:

	There months ended March 31,2007	There months ended March 31,2006
	As Reported, Equity basis	Restated on an Equity basis	As Reported, Consolidated basis

Exploration costs	$660,403	$119,962	$295,208

Administrative expenses
Accounting and audit	24,532	71,652	123,261
Amortization of equipment	13,740	9,555	13,893
Consulting fees	28,375	32,343	54,534
Director's fees	19,500	-	-
Foreign exchange gain	(60,366)	(9,114)	(9,459)
Investor relations	114,177	87,959	156,500
Legal	7,507	5,583	10,962
Listing, filing and transfer agents	21,832	16,708	27,854
Meals and entertainment	10,838	9,023	14,178
Office and miscellaneous	32,147	30,832	49,755
Property investigation	36,499	22,362	41,208
Rent	60,398	48,726	77,750
Salaries and benefits	180,192	83,270	132,301
Stock based compensation	389,000	110,000	206,000
Telephone	4,053	3,715	6,478
Travel and transportation	21,807	8,745	15,853
	904,231	531,359	921,068
Operating loss	(1,564,634)	(651,321)	(1,216,276)
Other income (loss)
Equity loss from investment in Minco Silver	(667,869)	(284,844)	-
Write down of short-term investments	(308)	(99,455)	(99,455)
Interest and sundry income	89,510	73,355	126,001
Loss before non-controlling interest	(2,143,301)	(962,265)	(1,189,730)
Non-controlling interest	-	-	227,465
Loss for the period	$(2,143,301)	$(962,265)	$(962,265)

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the period ended March 31, 2007, the Company spent a total of $904,000 on administrative expenses compared to $921,000 (or $531,000 on an equity basis) in the same period of 2006. In general, the administrative expenses have increased in Minco Gold as the Company has increased the number of employees resulting in increased salaries and compensation expense and investor relations expenses.

Significant changes in expenses are as follows:

•

Professional fees (accounting, audit and legal fees) for the period ended March 31, 2007 were $32,000, as compared to $134,000 (or $77,000 on an equity basis) in the same period of 2006. The 2006 accounting and audit fees were high due to the 2005 fiscal year’s actual audit fees far exceeding the amount accrued at December 31, 2005.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the period ended March 31, 2007 were $209,000, compared to $187,000 (or $116,000 on an equity basis) in the same period of 2006. The increase is a result of the Company recruiting several senior level employees in Canada and China throughout 2006, including a VP Corporate Development and a CFO in Canada and senior employees in China. The Company expects that salaries expense will increase further in coming periods as it hires additional employees in Canada and China including a VP of Exploration.

•

The Company incurred investor relations expense of $114,000 in the period ended March 31, 2007 compared to $157,000 (or $88,000 on an equity basis) in the same period of 2006. The Company retained the services of these investor relations groups: Boardmarker Consultancy Group, O&M Partners LLC, and  will start the service of Global Capital Group Ltd. from  May 1, 2007.

•

For the three months ended March 31, 2007, the Company realized a foreign exchange gain of $60,000 as a result of an increase in the Canadian dollar value of its RMB-denominated net assets, as compared to a gain of $9,000 in the same period of 2006.

•

The Company recorded stock based compensation in the first quarter of 2007 of $389,000 compared to $206,000 (or $110,000 on an equity basis) in the comparative period. The increase was attributable to the options granted to the increased staff discussed above.

In the period ended March 31, 2007, the Company granted 215,000 stock options to employees and consultants with an exercise price of $1.79.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In the three months ended March 31, 2007, interest and sundry income was $90,000 compared to $73,000 on an equity basis in the comparative period. The 2007 increase was mainly due to a higher interest rate.

Financial Position

Since the Company’s last year end on December 31, 2006, its total assets have decreased from $19,585,000 to $18,048,000 at March 31, 2007.  None of the components of total assets have changed significantly in that period other than some of the short-term investments were converted to cash.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2007	2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest and sundry income	$89,510	$173,201	$179,545	$194,884	$126,001	$293,269	$49,829	$62,509
Net income (loss)	(1,984,971)	3,078,835	(2,170,137)	(1,280,757)	(1,217,265)	(1,481,107)	(971,812)	1,870,158
Net income (loss) per share – basic and diluted	(0.05)	0.07	(0.05)	(0.03)	(0.03)	(0.04)	(0.03)	0.05

During the most recent eight quarters, the Company had no discontinued operations or extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the last quarter of 2006, the Company generated a dilution gain of $5,213,000 on November 16, 2006 on the issuance of shares by Minco Silver pursuant to a short form prospectus and recorded equity loss on investment in Minco Silver of $521,000.

In 2005, the Company recorded a dilution gain of $2,953,000 in the second quarter as the change in the non-controlling interest of its investment in Minco Silver.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, and permitting activities.

Cash Flow

Operating Activities

For the period ended March 31, 2007, the Company used cash of $1,197,000 to support operating activities compared to $883,000 in the same period of 2006.  The Company’s net loss the current quarter of $1,985,000 accounted for most of the use of cash, although the loss was offset by expenses not requiring cash comprising amortization of $14,000, stock-based compensation of $389,000 and the equity loss on its investment in Minco Silver of $510,000.

Financing Activities

For the period ended March 31, 2007 the Company did not generate any cash from financing activities compared to $802,000 generated from the issuance of shares in the comparative period. In the first three months of 2006, Minco Gold generated cash of $220,000 from the issuances of 406,500 common shares through exercise of stock options at the price range from $0.20 to $0.55 per share, exercise of 250,000 broker options at $1.40 per share for proceeds of $350,000, and exercise of 104,000 warrants at the price range from $1.50 to $1.70 per share for proceeds of $169,000. In addition, Minco Silver generated a total of $62,000 from the 49,900 share purchased exercised at $1.25 per share.

Investing Activities

In the first three months period ended March 31, 2007, the Company generated $4,038,000 from investing activities compared to $58,000 in the same period of 2006. $3,540,000 was generated from the reduction of liquid short-term investments and $513,000 was generated from the reduction in the amount due from Minco Silver. The Company also spent $15,000 to purchase new equipment and capital assets.

Available Resources

The Company’s cash and short-term investment balance at March 31, 2007 amounted to $10,472,000, which is sufficient to fund the Company’s operations and exploration activities for at least 12 months.

Share Capital

As at March 31, 2007, 379,516   (December 31, 2006 – 759,030) of the shares issued were held in escrow. Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005; (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006; and (d) 379,516 escrow shares on July 1, 2007.

Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $2,493,077, as follows:

2007	245,153
2008	276,213
2009	291,619
2010	296,258
2011	311,850
2012	317,048
2013	332,640
2014	337,838
2015	84,458
$ 2,493,077

The Company has entered into sub-lease agreements for a portion of its leased premises and the office lease payments will be shared with these companies.

(b)

Minco Gold also conditionally committed to payments of up to $12,338,521 in respect of joint venture investments and mineral property development.

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Jinli (1) (also known as Changkeng)	$ 7,612,395	$3,075,407	$730,790	$3,806,197	$ -
YGM (2)	3,582,303	-	3,582,303	-	-
Minco-Qinqi (formerly Yangshan West Extension) (3)	1,119,470	1,119,470	-	-	-

Total	$12,314,168	$4,194,877	$4,313,093	$3,806,197	$ -

Notes:

(1)

Costs of exploration permits and investment commitments in accordance with the Jinli JV Contract dated September 28, 2004;

(2)

Costs of exploration permits and investment commitments in accordance with the YGM Contract dated October 29, 2003;

(3)

Costs of exploration permits and investment commitments in accordance with the Gansu JV Contract dated March 1, 2004;

(c)

The Teck-Cominco Agreements

The Company entered into agreements with Teck Cominco Limited. “Teck Cominco”) on February 19, 1996 and February 20, 1996, respectively (collectively the “Teck-Cominco Agreements”). Pursuant to the terms of the Teck-Cominco Agreements, Tech Cominco has an ongoing right of first offer on the disposition of Minco Gold’s property interests until April 2007.

Transactions with Related Parties

a.

The Company incurred the following fees to its directors or corporations controlled by its directors:

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006

Exploration costs	$ 22,500	$ 18,375
Management fees	-	7,175
Property investigation	5,625	8,590
Investor relations	-	5,060
Director's fees	19,500	10,500
	$ 47,625	$ 49,700

b.

As of March 31, 2007 receivables of $115,146 (December 31, 2006 - $86,238) are due from five companies related by a common director.

c.

At March 31, 2007, Minco China also has a due from balance of $293,666 (December 31, 2006 – $442,404) from Minco Silver in relation to expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses paid by Minco China on behalf of Minco Silver. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand. The amount was repaid subsequent to the period end.

d.

In 2003, the Company entered into a letter agreement with New Cantech, which is related by one common director. Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 500,000 common shares. As of March 31, 2007, the Company has sold 80,000 common shares in the market, and there were 420,000 common shares in total holding by the Company.

On September 28, 2006, New Cantech notified the Company that it does not want to proceed further with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. As disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations which must be met to earn an interest in the allocation of any future profits that may be generated from the joint ventures.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the December 31, 2006 audited financial statements. There has been no change to the Company’s accounting policies in the current period.

Financial Instruments and Other Instruments

Fair value - The fair values of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities approximates their carrying values due to the short-term nature of these financial instruments.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments.

Credit risk - The Company generally places its short-term investment funds with government and Canadian bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Outstanding Share Data

Minco Gold has an authorized capital of 100 million common shares with no par value. Minco Gold had 42,865,219 common shares outstanding as at March 31, 2007 and December 31, 2006.

As at March 31, 2007, Minco Gold had 580,500 warrants exercisable at $2.00 per share expiring July 21, 2007 and 2,893,667 stock options outstanding, exercisable at varying prices between $0.55 and $2.55 per share.